K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

July 23, 2018
Karen Rossotto
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Marianne Dobelbower
Attorney
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Evanston Alternative Opportunities Fund File Numbers 333-219360; 811-22904

Dear Ms. Rossotto and Ms. Dobelbower:

On behalf of Evanston Alternative Opportunities Fund (the “Fund”), we submit this letter in response to comments received by telephone on July 20, 2018 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the Fund’s post-effective amendment to the Fund’s registration statement on Form N-2 filed on June 7, 2018 (the “Registration Statement”).
As previously discussed, the Fund intends in the next few days to file an amended Registration Statement; and the Fund and the Fund’s distributor intend to formally request acceleration of the Registration Statement to July 27, 2018.
Set forth below are the staff’s comments and the Fund’s responses.  Any terms not defined herein have the meanings ascribed to them in the Registration Statement.
Prospectus
Comment 1:  Please clarify the inclusion of the word “general” when referring to “the Adviser’s general investment committee.”

Response:  Supplementally, the Fund notes that the adviser has an investment committee that is responsible for the investment process as it relates to the Fund as well as certain other investment funds managed by the adviser. However, effective this year, for one investment fund managed by the adviser, the investment process is overseen by a sub-committee composed of a subset of this investment committee.  As a result of this change, the disclosure in the Registration Statement has been revised to reflect that the investment process for the Fund is the responsibility of the adviser’s general investment committee (as opposed to any sub-committee).
Comment 2:  Please confirm that “Beta to the S&P 500 Index” in the Appendix, on page A-2, refers to the volatility of the Portfolio Composite and is not a comparison to the S&P 500.  Alternatively, please clarify accordingly.
Response:  Supplementally, as noted in footnote 5 in the Appendix, beta is a quantitative measure of volatility of a security or strategy relative to a market index.  In addition, as noted in the Appendix under the heading “The Benchmarks,” Beta of the Portfolio Composite is measured against the S&P 500 Index.
Statement of Additional Information
Comment 3: You state that “[t]he Fund’s investment objective is non-fundamental and may be changed by its Board of Trustees.”  Please clarify whether notice to shareholders is required.
Response:  Supplementally, the Fund confirms that, although there is no express notice period required with respect to shareholders because the Fund’s investment objective is not subject to the 60 day notice requirement contained in Rule 35d-1 under the 1940 Act or any other notice requirement, the Fund as a practical matter will provide notice to shareholders of any change to its investment objective following any Board approval.
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We believe that this submission fully responds to your comments. Please feel free at any time to call me at 617-951-9209 or Clair E. Pagnano at 617-261-3246.
Sincerely, /s/ Pablo J. Man

cc:	Scott Zimmerman Melanie Lorenzo Evanston Capital Management, LLC Michael S. Caccese Clair E. Pagnano K&L Gates LLP

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